

February 22, 2012

Via E-mail
Gregory Rufus
Chief Financial Officer
TransDigm Group Incorporated
1301 East 9th Street
Suite 3000
Cleveland, OH 44114

>   **Re: TransDigm Group Incorporated**
>   **Form 10-K for Fiscal Year Ended September 30, 2011**
>   **Filed November 18, 2011**
>   **File No. 001-32833**

Dear Mr. Rufus:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 27

1. We note that cost of sales increased significantly due to volume increases resulting from acquisitions as well as organic sales growth, inventory purchase accounting adjustments, and acquisition integration costs. Please revise your discussion to quantify the portion of the increase that is attributable to each of these factors. In addition, please quantify and analyze the impact of each significant component of cost of goods sold that caused this line item to materially vary (or not vary when expected to) between comparative periods, with an explanation of the associated underlying reasons. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each component cited to the total change in cost of goods sold. In addition, the impacts of material variances in components of cost of goods sold that offset each other should be

separately disclosed, quantified, and discussed (and not netted). Lastly, we believe your disclosures could be improved and made more user-friendly by:

- increasing the use of tables to present dollar and percentage changes in accounts and margin rates, rather than including such information in narrative text form;
- using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
- refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above; and
- ensuring that all material factors are quantified and analyzed.

Please provide us with a copy of your intended revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding the comment and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief